UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. 13)


                                    AmerAlia, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   023559-26
                   -------------------------------------------
                                 (CUSIP Number)

                             Jacqueline Badger Mars
                                 6885 Elm Street
                           McLean Virginia 22101-3883
                                  (703)821-4900
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               December 31, 1998
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d -
1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d - 1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

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CUSIP No. 23559-26                                  Page 2 of 5 Pages
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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Jacqueline Badger Mars, as Trustee of the Jaqueline Badger Mars Trust dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust)
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (See Instructions)                                   (a) [ ]
                                                            (b) [ ]
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  3    SEC USE ONLY
       (See Instructions)

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  4    SOURCE OF FUNDS

PF
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]
Not applicable
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
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              7     SOLE VOTING POWER

   NUMBER        2,000 shares of Series E Convertible Preferred Stock,
    OF           2,347,460 shares of Common Stock and warrants to buy
  SHARES         700,000 shares of Common Stock.
                 -----------------------------------------------------
BENEFICIALLY  8     SHARED VOTING POWER
 OWNED
    BY            Not Applicable
   EACH          -----------------------------------------------------
REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON         2,000 shares of Series E Convertible Preferred Stock,
   WITH          2,347,460 shares of Common Stock and warrants to buy
                 700,000 shares of Common Stock.
                 -----------------------------------------------------
             10     SHARED DISPOSITIVE POWER

                 Not applicable
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000 shares of Series E Convertivle Preferred Stock, 2,347,460 shares of Common Stock and warrants to buy 700,000 shares of Common Stock.
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          [ ]
(See Instructions)
Not applicable
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% of Series E Convertible Preferred Stock (24.0% of Common Stock if fully converted); 37.1% of Common Stock (43.4% of Common Stock if the warrants are exercised in full).
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  14   TYPE OF REPORTING PERSON (See Instructions)

00
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              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer

     Common Stock. The names and titles of the principal executive officers of the issuer of such securities are as follows:

Bill H. Gunn              Chairman of the Board, President
                          and Chief Executive Officer

Robert van Mourik         Executive Vice President, Chief
                          Financial Officer, Secretary and Treasurer

Marvin H. Hudson          Vice President, Investor Relations

     All of the individuals named above have their principal office at AmerAlia, Inc., 1155 Kelly Johnson Blvd. #111, Colorado Springs, Colorado 80902.

Item 2.    Identity and Background

                  a. Jacqueline Badger Mars, as trustee of the Jacqueline Badger Mars Trust Dated
                           February 5, 1975, as amended (formerly
                           the Jacqueline Mars Vogel Trust)

                  b.       6885 Elm Street, McLean, Virginia  22101-3883

                  c.       Mars, Inc.
                           6885 Elm Street
                           McLean, Virginia  22101-3883

                  d. Such reporting person has not been convicted in a criminal proceeding during the last five years.

                  e. Such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that resulted in a finding of violation of any federal or state securities laws and was or is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, any such laws.

                  f.       United States of America

Item 3.   Source and Amount of Funds or Other Consideration

     The reporting person acquired the Common Stock as dividends paid on shares of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock beneficially owned by the reporting person, from the conversion of the Series A and Series B Convertible Preferred Stock beneficially owned by the reporting person, and from the purchase of 700,000 shares at $1.50 per share for a total of $1,050,000 from the personal funds of the reporting person.

Item 4.   Purpose of Transaction

     The purpose of the acquisition of securities of the issuer by the reporting person is for investment purposes only and the reporting person does not have any plans or proposals with respect to such securities as enumerated in paragraphs (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer

                  a. As of the date of this statement, the reporting person beneficially owns 2,347,460 shares of Common Stock of the issuer, which represents 37.1% of the outstanding shares in that class; 100% of Series E Convertible Preferred Stock, which represents 24.0% of Common Stock if fully converted; and 100% of warrants for the right to buy Common Stock, which represents 10.0% of Common Stock if fully exercised.

                  b. The reporting person holds the sole power to vote and the sole power to dispose of the reporting person's 2,347,460 shares of
                           Common Stock.

                  c. An acquisition of 700,000 shares at $1.50 per share for a total of $1,050,000 was effected by wire transfer payment on December 30, 1998. Included with the purchase of the Common Stock were 700,000 warrants for the right to buy an additional 700,000 shares of Common Stock. An acquisition of 50,000 shares as a dividend on the Series E Convertible Preferred Stock was effected on December 31, 1998.

                  d.       No response required.

                  e.       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.

Item 7.    Material to Be Filed as Exhibits

          Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/ Jacqueline Badger Mars
     January 5, 1999                        ----------------------------------
                                            Jacqueline Badger Mars, as Trustee